Exhibit 99-1

FOR IMMEDIATE RELEASE	FOR:	Interpool, Inc.

CONTACT:	James F. Walsh (609) 452-8900 www.interpool.com

INTERPOOL FILES MARCH 31, 2006 FORM 10-Q WITH
SECURITIES AND EXCHANGE COMMISSION

PRINCETON, NJ, May 5, 2006 — Interpool, Inc. (NYSE: IPX) announced today that the company has filed its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 with the Securities and Exchange Commission.

In its Form 10-Q, Interpool reported that, for the three months ended March 31, 2006, revenues were $103.0 million compared to $100.0 million for the first quarter of 2005. The company also reported net income of $53.3 million for the first quarter of 2006 ($1.65 per diluted share) compared with net income of $20.4 million for the first quarter of 2005 ($0.63 per diluted share). Net income for the first quarter of 2006 included an after-tax gain of $60.2 million associated with the previously announced sale of a significant portion of the company’s container operating lease portfolio to an investor group based in Switzerland and non-cash expenses of $5.2 million after-tax related to the final valuation of its common stock purchase warrants and an impairment charge of $6.7 million after-tax associated with a lease restructuring. The container sale was completed on March 29, 2006. Net income for the first quarter of 2005 included $6.9 million after-tax of non-cash income related to the valuation of the common stock purchase warrants during that period. Excluding these items, net income for the first quarter of 2006 would have been $5.0 million compared with $13.5 million for the first quarter of 2005. This reduction of $8.5 million was primarily related to other costs associated with the recent repatriation and container sale transactions, including higher interest expense, the write-off of deferred financing fees, and an employee bonus accrual as described in the company’s Form 10-Q report. During the quarter, Interpool reduced its outstanding debt by $533.1 million to a balance of $1,430.5 million at March 31, 2006. Stockholders’ equity increased from $433.6 million to $544.9 million during the same period. This increase in stockholders’ equity resulted primarily from the container sale gain and the reclassification of the common stock purchase warrants from a liability to equity. Interpool reported $400.2 million of cash and cash equivalents at March 31, 2006.

Martin Tuchman, Chairman and Chief Executive Officer, said, “Our results during the first quarter reflect the actions we have taken during the past several months to enhance shareholder value. We’ve developed an additional source of capital, accelerated the realization of residual values for our container fleet, reduced debt and increased shareholders’ equity. We have a substantial cash reserve, the majority of which is now onshore. All this leaves us extremely well positioned to take advantage of strategic opportunities at the parent company level and to increase our investment in chassis for the expanding maritime, rail and domestic trucking markets. And, with our excellent relationships with customers in the container leasing markets, we intend to continue to invest in the container finance and operating lease sectors as we have in the past.” The company will hold a conference call on Tuesday, May 9, 2006 at 11:30 AM Eastern Daylight Time. Interested investors should call 888-889-5602 ten minutes prior to the time of the conference call. Callers from outside North America should call 973-582-2734 and hold for an operator. Identify yourself and your company and inform the operator that you are participating in the Interpool First Quarter Results Conference Call.

If you are unable to access the Conference Call at 11:30 AM Eastern Daylight Time, please call 877-519-4471 to access the taped digital replay. To access the replay, please call and enter the digital pin 7365965. This replay will first be available at 2 p.m. Eastern Daylight Time on May 9, 2006 and will be available until June 9, 2006 at 2 p.m. Eastern Daylight Time. Investors will also have the opportunity to listen to the Conference Call live at the company’s web site www.interpool.com. To listen to the live call via the Internet, please go to the web site at least fifteen minutes early to register, download, and install any necessary audio software. For those who cannot listen to the live web cast, a replay will be available two hours after the call is completed and will remain available for thirty days.

Interpool is one of the world’s leading suppliers of equipment and services to the transportation industry. The company is the world’s largest lessor of intermodal container chassis and a worldleading lessor of cargo containers used in international trade.

This Press Release contains certain forward-looking statements regarding future circumstances. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward-looking statements, including in particular the risks and uncertainties described in the company’s SEC filings. The Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof.